

Mail Stop 7010

September 19, 2007

Mr. Christopher M. O'Meara
CFO, Controller & Executive VP
Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019

> **RE:** **Form 10-K for the fiscal year ended November 30, 2006**
> **Forms 10-Q for the periods ended February 28, 2007 and May 31, 2007**
> **File No. 1-09466**

Dear Mr. O'Meara:

We have reviewed your response to our letter dated August 1, 2007. We note that you believe the likelihood is remote that the amount, or range, of reasonably possible losses in connection with your involvement with subprime residential mortgage loans will be material to your consolidated financial condition, results of operations or liquidity. We also note your belief that because you are involved in a diversified mix of businesses and asset classes in the global capital markets, the impact of any specific individual business on overall results is substantially mitigated. Finally, we note your belief that your risk factors, management's discussion and analysis and risk management disclosures in your filings provide additional information associated with the potential impact of an adverse market event on your overall results of operations and the ways you address such risks. We caution you to continue to evaluate, on both a quantitative and qualitative basis, the appropriate amount of transparent disclosures you provide regarding your subprime lending so that readers are informed about your level of your involvement in these activities.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief